September 30, 2024

Jamie Iannone
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

       Re: eBay Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 25, 2024
           File No. 001-37713
Dear Jamie Iannone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program